UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Steven Madden, Ltd.

Full Name of Registrant

Former Name if Applicable

52-16 Barnett Avenue

Address of Principal Executive Office (Street and Number)

Long Island City, New York 11104

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Steven Madden, Ltd. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2020 (the “Form 10-K”) by March 1, 2021, the original due date for such filing, without unreasonable effort or expense, due to delays in compiling and reviewing certain information included in the Form 10-K resulting primarily from our employees working remotely because of restrictions arising from the impact of the COVID-19 pandemic.

The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company does not expect any changes to previously reported financial results, including the financial results it reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 25, 2021.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Zine Mazouzi, Chief Financial Officer	718	446-1800
(Name)	(Area Code)	(Telephone No.)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2020, the Company’s revenue decreased 32.8% to $1.2 billion from $1.8 billion in 2019. The reduction is revenue was primarily due to the impact of COVID-19 on the Company’s wholesale business and brick-and-mortar business, partially offset by continued strength in its e-commerce business.

Net loss attributable to Steven Madden, Ltd. was ($18.4) million, or ($0.23) per basic share, for the year ended December 31, 2020 compared to net income attributable to Steven Madden, Ltd. of $141.3 million, or $1.69 per diluted share, for the year ended December 31, 2019.

A copy of the earnings press release, which sets forth the Company’s full statement of earnings, was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2021.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

This Form 12b-25 contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, among others, statements regarding revenue and earnings guidance, plans, strategies, objectives, expectations and intentions. Forward-looking statements can be identified by words such as: “may”, “will”, “expect”, “believe”, “should”, “anticipate”, “project”, “predict”, “plan”, “intend”, or “estimate”, and similar expressions or the negative of these expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they represent the Company’s current beliefs, expectations and assumptions regarding anticipated events and trends affecting its business and industry based on information available as of the time such statements are made. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which may be outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in these forward-looking statements.

Steven Madden, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2021	By:	/s/ Zine Mazouzi
Zine Mazouzi
Chief Financial Officer